SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Amendment No. 3

Western Sizzlin Corporation

____________________________________
(Name of Issuer)

Common Stock, par value $.01 per share
________________________________________
(Title of Class of Securities)

959542101

_____________________________
(CUSIP Number)

Dash Acquisitions LLC
9701 Wilshaire Blvd. #1110, Beverly Hill, CA 90212
(310)464-6364

___________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2008

_______________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP NO.__959542101	Page 2 of 9

1	NAME OF REPORTING PERSON

Jonathan Dash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

27,383

8	SHARED VOTING POWER

205,187

9	SOLE DISPOSITIVE POWER

27,383

10	SHARED DISPOSITIVE POWER

205,187

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

232,570

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

CUSIP NO.__959542101	Page 3 of 9

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.21%

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO.__959542101	Page 4 of 9

1	NAME OF REPORTING PERSON

Dash Acquisitions LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

205,187

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

205,187

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,187

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

CUSIP NO.__959542101	Page 5 of 9

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.24%

14	TYPE OF REPORTING PERSON*

OO

CUSIP NO.__959542101	Page 6 of 9

AMENDMENT NO. 8 TO SCHEDULE 13D

     This Amendment No. 3, dated December 16, 2008, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on November 22, 2006, December 15, 2006 and January 3, 2007 (the “Schedule 13D”), relating to the common stock, $.01 par value (the “Shares”) of Western Sizzlin Corporation, a Delaware corporation.

     Items 3 and 5 and 6 of the Schedule 13D are hereby amended and restated as follows:

Item 3.      As of December 16, 2008 the Reporting Persons have invested $242,890 in the Shares using the personal funds of Jonathan Dash ("Dash") and $1,794,463 from the working capital of Dash Acquisitions LLC consisting of funds from respective clients in Dash’s role as an investment advisor of Dash Acquisitions LLC for the purchase of the Shares owned by clients and over which Dash exercises sole voting and dispositive power.

Item 5.          Interest in Securities of the Issuer

     On November 22, 2006 Shawn Sedaghat relinquished voting and investment authority over any Shares he currently owned, and any additional Shares that may be acquired in the future (the “Sedaghat Shares”), and gave voting and investment authority of the Sedaghat Shares to Dash as an investment advisor at Dash Acquisitions LLC. Sedaghat was no longer deemed, for purposes of Rule 13d-3 under the Securities Act of 1934, as amended, to be the beneficial owner of the Sedaghat Shares.

     On December 16, 2008 Sedaghat re-acquired voting and investment authority over the Sedaghat Shares in the aggregate amount of 408,131and became the holder of sole voting and investment authority over the those Sedaghat Shares. Dash and Dash Acquisitions LLC no longer have any beneficial ownership over the Sedaghat Shares.

     As the holder of sole voting and investment authority over the Shares owned by Dash’s clients in Dash Acquisitions LLC, Dash Acquisitions LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 205,187 Shares (“LLC Client Shares”) representing approximately 7.24% of the outstanding Shares (based upon 2,831,884 shares outstanding as of November 15, 2008, as reported on the latest 10-Q of the Issuer).

     Dash is the president and control person of Dash Acquisitions LLC, and for purposes of Rule 13d-3 may be deemed the beneficial owner of the LLC Client Shares, and together with 27,383 shares owned by Dash personally, represents approximately 8.21% of the outstanding Shares (based upon 2,831,884 shares outstanding as of November 15, 2008, as reported on the latest 10-Q of the Issuer).  Dash also owns 2,000 options to purchase Shares.

CUSIP NO.__959542101	Page 7 of 9

     The Reporting Persons effected transactions in the Shares during the past 60 days as set forth below:

Date	Where and how effected	Amount of Shares	Price per Share

12/3/2008	P	5,615	$8.49
12/3/2008	P	135	$8.50
12/3/2008	P	575	$8.75
12/3/2008	P	600	$8.92
12/3/2008	P	125	$8.94
12/3/2008	P	85	$8.99
12/3/2008	P	1,600	$9.00
12/3/2008	P	100	$8.40
12/3/2008	S	11,115	$8.49
12/3/2008	S	135	$8.50
12/4/2008	P	100	$9.08
12/5/2008	P	450	$9.00
12/8/2008	P	250	$9.24
12/8/2008	P	100	$9.00
12/9;08	P	152	$9.15
12/9/2008	P	248	$9.25
12/10/2008	P	185	$9.35
12/10/2008	P	115	$9.10
12/11/2008	P	150	$9.50
12/12/2008	P	214	$9.70
12/12/2008	P	136	$10.45
12/15/2008	P	3,550	$9.49
12/15/2008	P	386	$10.00
12/15/2008	P	982	$10.80
12/15/2008	P	400	$10.82
12/15/2008	P	600	$10.86
12/15/2008	P	300	$10.87
12/15/2008	P	823	$10.88
12/15/2008	P	100	$10.89
12/15/2008	P	74	$11.00
12/15/2008	P	100	$11.36
12/15/2008	P	100	$11.46

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Not applicable

Item 7.	Material To Be Filed As Exhibits.

CUSIP NO.__959542101	Page 8 of 9

Not applicable

CUSIP NO.__959542101	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:	December 16, 2006

	By:	/s/ Jonathan Dash __________________________
Jonathan Dash

	By:	/s/ Jonathan Dash _________________________
Jonathan Dash, President
Dash Acquisitions LLC